November 27, 2024

Ms. Rebecca Marquigny

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elevation Series Trust; File Nos. 333-265972, 811-23812

Dear Ms. Marquigny:

On September 30, 2024, Elevation Series Trust (the “Trust” or “Registrant”) filed an amendment to its Registration Statement under Form N-1A pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of The Opal International Dividend Income ETF (the “Fund”).

The Trust has revised the disclosures in the Fund’s prospectus, statement of additional information, and Part C in response to comments given by you via videoconferencing to Daniel Moler on November 11, 2024. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1.	We note the Fund name includes “Opal” for Opal Capital LLC but does not include the name of TrueMark. Please supplementally confirm that the Fund is not operating under a Manager of Managers Order. Otherwise, insert TrueMark before Opal in the Fund name. If the Fund is not operating under the Manager of Managers order, confirm that shareholder approval is needed for changing the sub-adviser.

Response.	The Registrant confirms that the Fund is not operating under a Manager of Managers Order and would seek shareholder approval to change the sub-adviser.

Comment 2.	The investment objective of the Fund lacks appropriate context. In the principal investment strategy section, briefly tell investors what this MSCI ACWI Ex-US High Dividend Yield Total Return Index is and describe the volatility and dividend yield that it measures.

Response.	The Registrant has added the following disclosure in the summary and statutory prospectus:

“The MSCI ACWI ex USA High Dividend Yield Total Return Index (the “Index”) referenced in the objective of the Fund is designed to reflect the performance of equities in the MSCI ACWI ex USA (excluding REITs) with higher dividend income and quality characteristics than average dividend yields that are both sustainable and persistent. The Index also applies quality screens and reviews 12-month past performance to omit stocks with potentially deteriorating fundamentals that could force them to cut or reduce dividends.”

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265

November 27, 2024

Comment 3.	Please include the final fee table in the response. We may have additional comments.

Response.	The Registrant has included the final fee table in the revised prospectus.

Comment 4.	In the first footnote to the fee table, there is a list of expenses excluded from the unitary fee. Please confirm excluded expenses will total less than one basis point or reflect them under “Other Expenses” in the table and recalculate the expense examples accordingly.

Response.	The Registrant confirms that excluded expenses will total less than one basis point.

Comment 5.	The principal risk disclosure indicates that the Fund is non-diversified but there is no supporting strategy disclosure. Please disclose this in the principal strategy sections.

Also, the risk factors note the Fund will invest in emerging markets, underlying ETFs, and unsponsored ADRs and GDRs. If correct, disclose each of these in the principal strategy narratives (or remove risk references if it is not a principal risk).

Response.	The Registrant has added the following disclosure to the principal investment strategy sections:

“The Fund is classified as a “non-diversified” investment company under the Investment Company Act of 1940, as amended, which means that the Fund may invest a higher percentage of its assets in a fewer number of issuers than is permissible for a “diversified” fund.”

The Registrant has revised the disclosure as follows to clarify that the Fund may invest in emerging markets:

“The Fund invests at least 40% of its net assets in securities of companies that are economically tied to a country or countries outside the U.S., including emerging markets, meaning the company…”

The Registrant confirms that the Fund will not be investing in Underlying ETFs as part of its principal strategy and has removed any disclosure suggesting as much.

The Registrant confirms that the Fund may invest in unsponsored and/or sponsored ADRs and GDRs and has revised the disclosure as follows:

“The Fund typically invests in non-U.S. companies through sponsored and/or unsponsored American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”)…”

November 27, 2024

Comment 6.	Please enhance the Item 9 Principal Investment Strategies section to address how the sub-adviser determines management team quality and what constitutes a competitive advantage. Additionally, please revise the disclosure to more fully describe the metrics for measuring sustainable dividends, competitive advantage, and valuation that offers opportunities to generate above average returns.

Response.	The Registrant has revised the Item 9 principal investment strategy disclosure as shown below:

The sub-adviser makes its initial identification of potential portfolio securities based on what it believes are “high quality companies,” which are generally defined as companies (i) having a sustainable competitive advantage relative to the broader market of dividend-paying companies, (ii) offering stable and growing free cash flows; and (iii) with quality management teams that possess the capital discipline to distribute dividends to shareholders. ~~its assessment of a company’s ability and commitment to sustain and grow its dividends.~~ The sub-adviser seeks to identify such companies by utilizing a combination of quantitative and qualitative indicators of the company’s financial position, growth opportunities, historical payouts, and management commentary, as well as the competitive landscape. The quality of a management team is a subjective determination made by the sub-adviser regarding the likelihood that leadership will manage the company with the interests of shareholders in mind, which involves analyzing past actions of management and/or management commentary. This process leads to a list of companies the sub-adviser believes are able and committed to sustaining and growing their dividends.

The sub-adviser then reviews the current market valuation of these companies ~~that~~ to determine which ones it believes are under-valued. ~~The sub-adviser first identifies “high quality companies,” which are generally defined as companies with a sustainable competitive advantage, offering stable and growing free cash flows, and quality management teams that have the capital discipline to distribute dividends to shareholders.~~ The sub-adviser then selects companies whose stock is trading at a valuation that it believes offers an opportunity to generate above average returns over time. When valuing a company, t~~T~~he sub-adviser utilizes a variety of metrics ~~(e.g.,~~ including price compared to earnings ratio, price to tangible book value, price to book value, enterprise value to EBITDA, market capitalization compared to book value, free cash flow yield~~, etc.) in the valuation process and seeks to identify~~. The Fund invests in the companies that are attractively priced both in absolute terms and relative to their peers with a preference of companies with higher free cash flow.

Principal Risks of Investing in the Fund

Comment 7.	In “Active Management Risk,” please directly discuss the role of human error by individual portfolio managers. Specifically, that portfolio managers may make poor and incorrect decisions. They may (1) rely on poorly chosen, ineffective, investment techniques and risk analyses or (2) apply poor judgment to otherwise effective investment techniques and analyses methods. Directly state that investors can lose money as result.

November 27, 2024

Response.	The Registrant has revised the Item 4 and Item 9 risk disclosures as follows:

“Active Management Risk. The ~~adviser’s and sub-adviser~~portfolio manager’s judgment~~s~~ about an investment may prove to be incorrect because the portfolio manager applies poor judgment to otherwise effective investment techniques or relies on ineffective investment techniques and analyses. ~~or~~ There is no guarantee that the portfolio manager’s judgment will produce the desired ~~fail to have the intended~~ results.~~, which~~ This could adversely impact the Fund’s performance and cause investors to lose money as a result.”

“Active Management Risk. The ability of the Fund to meet its investment objective is directly related to the sub-adviser’s investment process, and there is no guarantee that the process will achieve the Fund’s objective. The portfolio manager’s reliance on the Fund’s strategy or the portfolio manager’s judgement about the attractiveness, value, and potential appreciation of an investment may prove to be incorrect. The portfolio manager’s assessment of the relative value of securities, their attractiveness and potential appreciation of particular investments in which the Fund invests may prove to be incorrect or the portfolio manager may rely on ineffective investment techniques, analyses, and processes when assessing potential investments. ~~is subject to the risk that its investment management strategy may not product the intended results.~~ There can be no assurance that the securities selected by the adviser and/or sub-adviser will produce positive returns. As a result, you could lose money by investing in the Fund.”

Comment 8.	The “Dividend Paying Risk” discusses low priced securities. Please clarify what this means. For example, low priced relative to what? Also, revise the last sentence of risk to tell investors the harm they may sustain if a company eliminates or reduces its dividend.

Response.	Upon further review, the Registrant has determined that the sentence about “low priced securities” is not relevant to the Fund’s strategy and that the last sentence of the risk disclosure is redundant of what is stated in the first sentence. Accordingly, the Registrant has revised the disclosure as follows:

“While the Fund may hold securities of companies that have historically paid a high dividend yield, those companies may reduce or discontinue their dividends, reducing the yield of the Fund. ~~Low priced securities in the Fund may be more susceptible to these risks.~~ Past dividend payments are not a guarantee of future dividend payments. Also, the market return of high dividend yield securities, in certain market conditions, may perform worse than other investment strategies or the overall stock market. The Fund’s emphasis on dividend-paying companies involves the risk that such companies may fall out of favor with investors and underperform the market. ~~Also, a company may reduce or eliminate its dividend.~~”

Comment 9.	If the “Early Close/Trading Halt Risk” is correct, please clarify that this risk is anticipated in relation to investments traded on foreign or emerging markets. If it is not correct, please revise to explain the origin of the risk.

November 27, 2024

Response.	The Registrant respectfully declines to clarify that this risk relates to investments traded on foreign or emerging markets. The Fund may invest in a foreign company whose securities trade on a U.S. exchange if, for example, the company derives more than 50% of total revenues or earnings from goods produced, sales made, or services provided outside of the U.S. Furthermore, the Fund is only required to invest 40% of its net assets in securities of companies that are economically tied to a country or countries outside the U.S., meaning the rest of the Fund’s assets may be investments in companies that are economically tied to the U.S. Thus, this risk factor applies to U.S. and foreign exchanges and investments.

Comment 10.	Please revise “Foreign Exchange Risk” to explain the practical effect in more concrete common language. If this means price swings for foreign exchange products may be way larger than for domestically traded holdings, say it so that people understand they can lose a significant portion or all of their investment as a result.

Response.	The Registrant has revised the disclosure as follows:

“Foreign Exchanges Risk. Because some securities held by the Fund may trade on foreign exchanges that may be closed when the Fund’s primary listing exchange is open, there are likely to be deviations between the current price of a security and the security’s last quoted price from the closed foreign market. This may result in premiums and discounts that are greater than those experienced by domestic ETFs. If events materially affecting the value of a security in the Fund’s portfolio occur after the close of trading on a foreign market, an investor who purchases shares of the Fund on the secondary market before the Fund prices its shares to reflect the fair value of the security may have purchased such shares at a premium or discount to NAV (depending on whether the events were positive).”

Comment 11.	We note there is no reference to cybersecurity risk or temporary defensive investments. Please revise to address these omissions.

Response.	The Registrant has added “Cybersecurity Risk” in the Items 4 and 9 risk disclosures and added “Temporary Defensive Positions” to the Item 9 strategy disclosure.

Comment 12.	Based on the Fund’s anticipated holdings, please consider whether to update the “Market and Geopolitical Risk” with references to the Russia-Ukraine war and current Israel/Palestine conflict in the Middle East.

Response.	The Registrant has revised the Item 9 risk disclosure follows:

Market and Geopolitical Risk. The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, climate change and climate-related events, pandemics, epidemics, terrorism, international conflicts, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years, such as terrorist attacks around the world, natural disasters, social and political discord, the wars between Russia-Ukraine, Israel-Hamas, and Israel-Hezbollah, or debt crises and downgrades, among others, may result in market volatility and may have long term effects on both the U.S. and global financial markets. It is difficult to predict when similar events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects. Any such event(s) could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates can have the same impact on all types of securities and instruments. In times of severe market disruptions, you could lose your entire investment.

November 27, 2024

Additional Information About the Fund’s Investment Objective.

Comment 13.	Please update the sentence regarding changing the Fund’s objective to indicate the period of notice shareholders will receive if the investment objective is changed.

Response.	The Registrant has revised the disclosure as follows:

“The Fund’s investment objective may be changed by the Board of Trustees upon sixty days written notice to shareholders.”

Additional Information About the Fund’s Investment Strategies

Comment 14.	The fifth paragraph mentions that the sub-adviser utilizes quantitative and qualitative indicators. If the sub-adviser uses algorithmic screens, please so state that in the disclosure and provide corresponding principal risk disclosure.

Response.	The Registrant confirms that algorithmic screens are not used by the sub-adviser.

MANAGEMENT

Investment Adviser

Comment 15.	In the unitary fee description, one of the excluded expenses is “other investment instruments.” If the Fund will use derivatives as principal investment, so state directly in strategy sections. Otherwise, supplementally confirm that derivatives will not be principal investments.

Response.	The Registrant supplementally confirms that derivatives will not be principal investments of the Fund.

November 27, 2024

Comment 16.	Please specify the shareholder report in which the deliberations for approval of the advisory agreement will appear by referencing whether it is the annual or semi-annual and the date of the report.

Response.	The Registrant has revised the disclosure as shown below:

The basis for the Board’s approval of the Fund’s Investment Advisory Agreement will be available in the Fund’s ~~initial~~ semi-annual shareholder report for the period ending April 30, 2025.

Investment Sub-Adviser

Comment 17.	“The sub-adviser is responsible for trading the Fund’s portfolio investments, including selecting broker-dealers to execute purchase and sale transactions.” What about selecting the securities and purchase and sale? Please disclose this as well.

Response.	The Registrant has revised the disclosure as follows:

The ~~sub-~~adviser is responsible for trading the Fund’s portfolio investments, including selecting broker-dealers to execute purchase and sale transactions, whereas the sub-adviser is responsible for security selection.

PREMIUM/DISCOUNT INFORMATION

Comment 17.	Please supplementally confirm appropriately direct and operational links will be provided in the final prospectus.

Response.	The Registrant so confirms.

If you have any questions or additional comments, please contact Daniel Moler at (513) 352-6611.

Very truly yours,

/s/ Daniel Moler

Enclosures